FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, July 23, 2004 Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115435

SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: John P. Graham
Name: John P. Graham
Title: Vice President

Dated: July 23, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Collateral Term Sheets	P*

---

* Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [7/20/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

FFML04FFB

Remaining Prepay Penalty Period (Mo.)	Total Balance	% Remaining Prepay
0	97,742,038.21	23.27
[1-3]	21,438.47	0.01
[4-6]	242,969.96	0.06
[7-9]	13,454,931.27	3.20
[10-12]	98,460.12	0.02
[13-15]	65,377.59	0.02
[16-18]	4,949,198.38	1.18
[19-21]	302,615,190.52	72.04
[22-24]	100,336.42	0.02
[31-33]	774,621.48	0.18
Total:	**420,064,562.42**	**100.00**

DERIVED INFORMATION [7/20/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

FIRST FRANKLIN MORTGAGE LOAN TRUST 2004-FFB

Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Remaining Prepay Penalty Period	0	1-3	4-6	7-9	10-12	13-15	16-18	19-21	22-24	31-33	Restictions
California	1.77	0.00	0.05	2.26	0.00	0.02	0.85	49.34	0.00	0.12	No prepay >5 years. Can't enforce prepay if payoff is due to natural disaster
Florida	0.05	0.00	0.00	0.04	0.00	0.00	0.00	5.44	0.01	0.00	No prepay on loans < or = $25,000 and APR > 18%
Texas	4.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Colorado	0.47	0.00	0.00	0.10	0.00	0.00	0.08	2.92	0.00	0.00	Unless APR < 12%
Oregon	0.01	0.00	0.00	0.03	0.00	0.00	0.08	3.25	0.01	0.00	Full Prepayment Penalty Allowed
Washington	2.99	0.00	0.00	0.00	0.00	0.00	0.01	0.22	0.00	0.00	No prepay if APR > 12%
Tennessee	2.61	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.01	Full Prepayment Penalty Allowed
Nevada	0.00	0.00	0.00	0.00	0.00	0.00	0.01	2.15	0.00	0.01	Full Prepayment Penalty Allowed
Georgia	2.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	No prepay on ANY LOAN effective 10/1/02
Arizona	0.02	0.00	0.00	0.02	0.00	0.00	0.04	1.76	0.00	0.03	Full Prepayment Penalty Allowed
Utah	1.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Maryland	1.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Minnesota	1.38	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	Prohibited
Ohio	0.00	0.00	0.00	0.00	0.00	0.00	0.04	1.22	0.00	0.01	No prepay > 5 years. No prepay if refi'd w/ the same lender. Prepay cannot exceed 1% of original principal balance.
Michigan	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.16	0.00	0.01	No prepay > 3 years. Prepay cannot exceed 1% of the amount prepaid.
Other	3.65	0.01	0.00	0.75	0.02	0.00	0.06	4.56	0.01	0.00	
Total:	**23.27**	**0.01**	**0.06**	**3.20**	**0.02**	**0.02**	**1.18**	**72.04**	**0.02**	**0.18**	

DERIVED INFORMATION [7/12/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

FFML **FIRST FRANKLIN MORTGAGE LOAN TRUST**

FIRST FRANKLIN MORTGAGE LOAN TRUST 2004-FFB

FFML04FFB

1. FICO & Documentation

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
501 - 550	0.01	0.00	0.00	0.00	0.01	25,468.70	99.97
551 - 600	0.86	0.00	0.00	0.00	0.86	35,537.39	99.38
601 - 650	43.50	0.19	0.00	0.00	43.70	42,195.74	99.52
651 - 700	33.02	1.26	0.00	0.00	34.28	52,381.52	99.58
701 - 750	15.21	0.61	0.00	0.00	15.81	57,561.92	99.60
751 - 800	5.11	0.13	0.00	0.00	5.24	58,737.11	99.71
801 - 850	0.10	0.00	0.00	0.00	0.10	51,643.05	100.00
Total:	*97.80*	*2.20*	*0.00*	*0.00*	*100.00*	*48,067.81*	*99.56*

2. Comb. LTV & FICO

Comb. LTV & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	67,369.97	8.25
55.01 - 60.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	38,308.50	10.99
80.01 - 85.00	0.00	0.00	0.00	0.03	0.03	0.00	0.00	0.00	0.06	21,872.29	8.76
85.01 - 90.00	0.00	0.00	0.03	0.60	0.38	0.15	0.03	0.00	1.18	40,365.72	9.27
90.01 - 95.00	0.00	0.00	0.02	1.94	1.51	0.52	0.17	0.00	4.16	52,574.84	9.56
95.01 - 100.00	0.00	0.01	0.82	41.12	32.36	15.13	5.05	0.10	94.58	48,035.12	9.67
Total:	**0.00**	**0.01**	**0.86**	**43.70**	**34.28**	**15.81**	**5.24**	**0.10**	**100.00**	**48,067.81**	**9.66**

3. Balance & FICO

Balance & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC
0.01 - 50,000.00	0.00	0.01	0.59	22.94	12.17	4.65	1.45	0.04	41.85	99.58	9.98
50,000.01 - 100,000.	0.00	0.00	0.27	18.15	16.72	7.68	2.43	0.04	45.30	99.51	9.59
100,000.01 - 150,00(	0.00	0.00	0.00	2.60	4.40	2.60	1.04	0.02	10.67	99.75	9.04
150,000.01 - 200,00(	0.00	0.00	0.00	0.00	0.99	0.88	0.32	0.00	2.18	99.49	8.27
Total:	**0.00**	**0.01**	**0.86**	**43.70**	**34.28**	**15.81**	**5.24**	**0.10**	**100.00**	**99.56**	**9.66**

4. PPM & FICO

PPM & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.00	0.01	0.38	12.40	7.06	2.70	0.70	0.02	23.27	99.71	9.90	36,267.92
12	0.00	0.00	0.01	1.11	1.31	0.63	0.22	0.00	3.29	98.87	9.40	69,786.87
24	0.00	0.00	0.47	30.11	25.83	12.45	4.32	0.07	73.26	99.55	9.60	52,774.84
36	0.00	0.00	0.00	0.07	0.08	0.04	0.00	0.00	0.18	99.79	9.61	51,641.43
Total:	**0.00**	**0.01**	**0.86**	**43.70**	**34.28**	**15.81**	**5.24**	**0.10**	**100.00**	**99.56**	**9.66**	**48,067.81**

5. RATES & FICO

RATES & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	99.99	5.50	76,389.76
5.51 - 6.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	100.00	6.00	37,836.59
6.51 - 7.00	0.00	0.00	0.00	0.01	0.00	0.00	0.04	0.00	0.05	99.93	6.96	102,922.44
7.01 - 7.50	0.00	0.00	0.00	0.00	0.00	0.08	0.02	0.00	0.11	90.00	7.38	37,244.37
7.51 - 8.00	0.00	0.00	0.06	1.71	1.49	7.52	2.85	0.08	13.71	99.47	7.98	51,233.59
8.01 - 8.50	0.00	0.00	0.00	0.01	7.12	6.77	1.85	0.01	15.76	99.68	8.33	57,014.20
8.51 - 9.00	0.00	0.00	0.00	0.13	5.26	1.39	0.46	0.01	7.26	99.16	8.72	51,662.22
9.01 - 9.50	0.00	0.00	0.00	0.49	12.15	0.03	0.02	0.00	12.70	99.61	9.22	51,489.52
9.51 - 10.00	0.00	0.00	0.00	9.28	7.37	0.00	0.00	0.00	16.64	99.83	9.81	49,199.71
10.01 - 10.50	0.00	0.00	0.00	1.21	0.80	0.00	0.00	0.00	2.01	99.23	10.27	44,476.50
10.51 - 11.00	0.00	0.00	0.03	9.68	0.06	0.00	0.00	0.00	9.77	99.27	10.98	47,125.86
11.01 - 11.50	0.00	0.00	0.39	14.25	0.01	0.00	0.00	0.00	14.65	99.57	11.38	42,126.27
11.51 - 12.00	0.00	0.01	0.37	6.81	0.02	0.00	0.00	0.00	7.21	99.83	11.77	35,394.24
12.01 - 12.50	0.00	0.00	0.01	0.09	0.00	0.00	0.00	0.00	0.10	99.99	12.27	33,827.58
Total:	**0.00**	**0.01**	**0.86**	**43.70**	**34.28**	**15.81**	**5.24**	**0.10**	**100.00**	**99.56**	**9.66**	**48,067.81**

6. RATES & CBLTV

RATES & CBLTV	CBLTV below 70	CBLTV 70 - 80	CBLTV 81 - 90	CBLTV 91 - 100	% of Total	WA FICO	Avergage Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.02	0.02	704	76,389.76
5.51 - 6.00	0.00	0.00	0.00	0.01	0.01	636	37,836.59
6.51 - 7.00	0.00	0.00	0.00	0.05	0.05	727	102,922.44
7.01 - 7.50	0.00	0.00	0.11	0.00	0.11	736	37,244.37
7.51 - 8.00	0.00	0.00	0.17	13.52	13.71	714	51,233.59
8.01 - 8.50	0.02	0.00	0.08	15.66	15.76	712	57,014.20
8.51 - 9.00	0.00	0.00	0.32	6.94	7.26	696	51,662.22
9.01 - 9.50	0.00	0.00	0.12	12.58	12.70	668	51,489.52
9.51 - 10.00	0.00	0.00	0.01	16.62	16.64	651	49,199.71
10.01 - 10.50	0.00	0.00	0.12	1.89	2.01	648	44,476.50
10.51 - 11.00	0.01	0.00	0.28	9.48	9.77	629	47,125.86
11.01 - 11.50	0.00	0.00	0.02	14.60	14.65	619	42,126.27
11.51 - 12.00	0.00	0.00	0.01	7.20	7.21	610	35,394.24
12.01 - 12.50	0.00	0.00	0.00	0.10	0.10	610	33,827.58
Total:	**0.03**	**0.00**	**1.24**	**98.68**	**100.00**	**665**	**48,067.81**

DERIVED INFORMATION [7/12/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

FFML04FFB

1. FICO & Documentation

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
600	0.83	0.00	0.00	0.00	0.83	35,457.76	99.39
601 - 650	43.52	0.19	0.00	0.00	43.71	42,195.74	99.52
651 - 700	33.03	1.26	0.00	0.00	34.29	52,381.52	99.58
701 - 750	15.21	0.61	0.00	0.00	15.82	57,561.92	99.60
751 - 800	5.11	0.13	0.00	0.00	5.25	58,737.11	99.71
801 - 850	0.10	0.00	0.00	0.00	0.10	51,643.05	100.00
Total:	97.80	2.20	0.00	0.00	100.00	48,075.24	99.56

2. Comb. LTV & FICO

Comb. LTV & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	67,369.97	8.25
55.01 - 60.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	38,308.50	10.99
80.01 - 85.00	0.00	0.00	0.00	0.03	0.03	0.00	0.00	0.00	0.06	21,872.29	8.76
85.01 - 90.00	0.00	0.00	0.03	0.60	0.38	0.15	0.03	0.00	1.18	40,365.72	9.27
90.01 - 95.00	0.00	0.00	0.02	1.94	1.51	0.52	0.17	0.00	4.16	52,574.84	9.56
95.01 - 100.00	0.00	0.00	0.78	41.14	32.37	15.14	5.05	0.10	94.58	48,042.95	9.67
Total:	0.00	0.00	0.83	43.71	34.29	15.82	5.25	0.10	100.00	48,075.24	9.66

3. Balance & FICO

Balance & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC
0.01 - 50,000.00	0.00	0.00	0.57	22.95	12.18	4.66	1.45	0.04	41.85	99.58	9.98
50,000.01 - 100,000.	0.00	0.00	0.26	18.16	16.72	7.69	2.43	0.04	45.30	99.51	9.59
100,000.01 - 150,00(	0.00	0.00	0.00	2.60	4.41	2.60	1.04	0.02	10.67	99.75	9.04
150,000.01 - 200,00(	0.00	0.00	0.00	0.00	0.99	0.88	0.32	0.00	2.18	99.49	8.27
Total:	0.00	0.00	0.83	43.71	34.29	15.82	5.25	0.10	100.00	99.56	9.66

4. PPM & FICO

PPM & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.00	0.00	0.37	12.41	7.06	2.70	0.70	0.02	23.26	99.71	9.90	36,280.91
12	0.00	0.00	0.01	1.11	1.31	0.63	0.22	0.00	3.29	98.87	9.40	69,786.87
24	0.00	0.00	0.44	30.13	25.84	12.45	4.33	0.07	73.26	99.55	9.60	52,775.52
36	0.00	0.00	0.00	0.07	0.08	0.04	0.00	0.00	0.18	99.79	9.61	51,641.43
Total:	0.00	0.00	0.83	43.71	34.29	15.82	5.25	0.10	100.00	99.56	9.66	48,075.24

5. RATES & FICO

RATES & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	99.99	5.50	76,389.76
5.51 - 6.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	100.00	6.00	37,836.59
6.51 - 7.00	0.00	0.00	0.00	0.01	0.00	0.00	0.04	0.00	0.05	99.93	6.96	102,922.44
7.01 - 7.50	0.00	0.00	0.00	0.00	0.00	0.08	0.02	0.00	0.11	90.00	7.38	37,244.37
7.51 - 8.00	0.00	0.00	0.05	1.71	1.49	7.52	2.85	0.08	13.70	99.46	7.98	51,281.81
8.01 - 8.50	0.00	0.00	0.00	0.01	7.12	6.77	1.85	0.01	15.76	99.68	8.33	57,014.20
8.51 - 9.00	0.00	0.00	0.00	0.13	5.27	1.39	0.46	0.01	7.26	99.16	8.72	51,662.22
9.01 - 9.50	0.00	0.00	0.00	0.49	12.16	0.03	0.02	0.00	12.70	99.61	9.22	51,489.52
9.51 - 10.00	0.00	0.00	0.00	9.28	7.37	0.00	0.00	0.00	16.65	99.83	9.81	49,199.71
10.01 - 10.50	0.00	0.00	0.00	1.21	0.80	0.00	0.00	0.00	2.01	99.23	10.27	44,476.50
10.51 - 11.00	0.00	0.00	0.03	9.69	0.06	0.00	0.00	0.00	9.78	99.27	10.98	47,125.86
11.01 - 11.50	0.00	0.00	0.37	14.26	0.01	0.00	0.00	0.00	14.64	99.57	11.38	42,100.42
11.51 - 12.00	0.00	0.00	0.37	6.82	0.02	0.00	0.00	0.00	7.20	99.83	11.77	35,421.87
12.01 - 12.50	0.00	0.00	0.01	0.09	0.00	0.00	0.00	0.00	0.10	99.99	12.27	33,827.58
Total:	**0.00**	**0.00**	**0.83**	**43.71**	**34.29**	**15.82**	**5.25**	**0.10**	**100.00**	**99.56**	**9.66**	**48,075.24**

6. RATES & CBLTV

RATES & CBLTV	CBLTV below 70	CBLTV 70 - 80	CBLTV 81 - 90	CBLTV 91 - 100	% of Total	WA FICO	Avergage Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.02	0.02	704	76,389.76
5.51 - 6.00	0.00	0.00	0.00	0.01	0.01	636	37,836.59
6.51 - 7.00	0.00	0.00	0.00	0.05	0.05	727	102,922.44
7.01 - 7.50	0.00	0.00	0.11	0.00	0.11	736	37,244.37
7.51 - 8.00	0.00	0.00	0.17	13.52	13.70	714	51,281.81
8.01 - 8.50	0.02	0.00	0.08	15.67	15.76	712	57,014.20
8.51 - 9.00	0.00	0.00	0.32	6.94	7.26	696	51,662.22
9.01 - 9.50	0.00	0.00	0.12	12.58	12.70	668	51,489.52
9.51 - 10.00	0.00	0.00	0.01	16.63	16.65	651	49,199.71
10.01 - 10.50	0.00	0.00	0.12	1.89	2.01	648	44,476.50
10.51 - 11.00	0.01	0.00	0.28	9.48	9.78	629	47,125.86
11.01 - 11.50	0.00	0.00	0.02	14.59	14.64	619	42,100.42
11.51 - 12.00	0.00	0.00	0.01	7.20	7.20	610	35,421.87
12.01 - 12.50	0.00	0.00	0.00	0.10	0.10	610	33,827.58
Total:	**0.03**	**0.00**	**1.24**	**98.68**	**100.00**	**665**	**48,075.24**

DERIVED INFORMATION [7/12/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST
Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

FFML04FFB
Totals may not sum up to 100% due to rounding.

1. FICO & Documentation

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
600	0.83	0.00	0.00	0.00	0.83	35,457.76	99.39
601 - 650	43.52	0.19	0.00	0.00	43.71	42,195.74	99.52
651 - 700	33.03	1.26	0.00	0.00	34.29	52,381.52	99.58
701 - 750	15.21	0.61	0.00	0.00	15.82	57,561.92	99.60
751 - 800	5.11	0.13	0.00	0.00	5.25	58,737.11	99.71
801 - 850	0.10	0.00	0.00	0.00	0.10	51,643.05	100.00
Total:	97.80	2.20	0.00	0.00	100.00	48,075.24	99.56

2. Comb. LTV & FICO

Comb. LTV & FICO	FICO 600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.02	0.00	0.00	0.02	67,369.97	8.25
55.01 - 60.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	38,308.50	10.99
80.01 - 85.00	0.00	0.03	0.03	0.00	0.00	0.00	0.06	21,872.29	8.76
85.01 - 90.00	0.03	0.60	0.38	0.15	0.03	0.00	1.18	40,365.72	9.27
90.01 - 95.00	0.02	1.94	1.51	0.52	0.17	0.00	4.16	52,574.84	9.56
95.01 - 100.00	0.78	41.14	32.37	15.14	5.05	0.10	94.58	48,042.95	9.67
Total:	0.83	43.71	34.29	15.82	5.25	0.10	100.00	48,075.24	9.66

3. Balance & FICO

Balance & FICO	FICO 600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC
0.01 - 50,000.00	0.57	22.95	12.18	4.66	1.45	0.04	41.85	99.58	9.98
50,000.01 - 100,000.	0.26	18.16	16.72	7.69	2.43	0.04	45.30	99.51	9.59
100,000.01 - 150,00(	0.00	2.60	4.41	2.60	1.04	0.02	10.67	99.75	9.04
150,000.01 - 200,00(	0.00	0.00	0.99	0.88	0.32	0.00	2.18	99.49	8.27
Total:	0.83	43.71	34.29	15.82	5.25	0.10	100.00	99.56	9.66

4. PPM & FICO

PPM & FICO	FICO 600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.37	12.41	7.06	2.70	0.70	0.02	23.26	99.71	9.90	36,280.91
12	0.01	1.11	1.31	0.63	0.22	0.00	3.29	98.87	9.40	69,786.87
24	0.44	30.13	25.84	12.45	4.33	0.07	73.26	99.55	9.60	52,775.52
36	0.00	0.07	0.08	0.04	0.00	0.00	0.18	99.79	9.61	51,641.43
Total:	0.83	43.71	34.29	15.82	5.25	0.10	100.00	99.56	9.66	48,075.24

5. RATES & FICO

RATES & FICO	FICO 600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	% of Total	WA CBLTV	WAC	Average Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.02	0.00	0.00	0.02	99.99	5.50	76,389.76
5.51 - 6.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	100.00	6.00	37,836.59
6.51 - 7.00	0.00	0.01	0.00	0.00	0.04	0.00	0.05	99.93	6.96	102,922.44
7.01 - 7.50	0.00	0.00	0.00	0.08	0.02	0.00	0.11	90.00	7.38	37,244.37
7.51 - 8.00	0.05	1.71	1.49	7.52	2.85	0.08	13.70	99.46	7.98	51,281.81
8.01 - 8.50	0.00	0.01	7.12	6.77	1.85	0.01	15.76	99.68	8.33	57,014.20
8.51 - 9.00	0.00	0.13	5.27	1.39	0.46	0.01	7.26	99.16	8.72	51,662.22
9.01 - 9.50	0.00	0.49	12.16	0.03	0.02	0.00	12.70	99.61	9.22	51,489.52
9.51 - 10.00	0.00	9.28	7.37	0.00	0.00	0.00	16.65	99.83	9.81	49,199.71
10.01 - 10.50	0.00	1.21	0.80	0.00	0.00	0.00	2.01	99.23	10.27	44,476.50
10.51 - 11.00	0.03	9.69	0.06	0.00	0.00	0.00	9.78	99.27	10.98	47,125.86
11.01 - 11.50	0.37	14.26	0.01	0.00	0.00	0.00	14.64	99.57	11.38	42,100.42
11.51 - 12.00	0.37	6.82	0.02	0.00	0.00	0.00	7.20	99.83	11.77	35,421.87
12.01 - 12.50	0.01	0.09	0.00	0.00	0.00	0.00	0.10	99.99	12.27	33,827.58
Total:	**0.83**	**43.71**	**34.29**	**15.82**	**5.25**	**0.10**	**100.00**	**99.56**	**9.66**	**48,075.24**

6. RATES & CBLTV

RATES & CBLTV	CBLTV below 70	CBLTV 70 - 80	CBLTV 81 - 90	CBLTV 91 - 100	% of Total	WA FICO	Avergage Scheduled Balance
5.01 - 5.50	0.00	0.00	0.00	0.02	0.02	704	76,389.76
5.51 - 6.00	0.00	0.00	0.00	0.01	0.01	636	37,836.59
6.51 - 7.00	0.00	0.00	0.00	0.05	0.05	727	102,922.44
7.01 - 7.50	0.00	0.00	0.11	0.00	0.11	736	37,244.37
7.51 - 8.00	0.00	0.00	0.17	13.52	13.70	714	51,281.81
8.01 - 8.50	0.02	0.00	0.08	15.67	15.76	712	57,014.20
8.51 - 9.00	0.00	0.00	0.32	6.94	7.26	696	51,662.22
9.01 - 9.50	0.00	0.00	0.12	12.58	12.70	668	51,489.52
9.51 - 10.00	0.00	0.00	0.01	16.63	16.65	651	49,199.71
10.01 - 10.50	0.00	0.00	0.12	1.89	2.01	648	44,476.50
10.51 - 11.00	0.01	0.00	0.28	9.48	9.78	629	47,125.86
11.01 - 11.50	0.00	0.00	0.02	14.59	14.64	619	42,100.42
11.51 - 12.00	0.00	0.00	0.01	7.20	7.20	610	35,421.87
12.01 - 12.50	0.00	0.00	0.00	0.10	0.10	610	33,827.58
Total:	**0.03**	**0.00**	**1.24**	**98.68**	**100.00**	**665**	**48,075.24**

DERIVED INFORMATION [7/20/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC Trading Desk at (212) 538-8373.

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Remaining Prepay Penalty Period	0	1-3	4-6	7-9	10-12	13-15	16-18	19-21	22-24	31-33	Restrictions
California	1.77	0.00	0.05	2.26	0.00	0.02	0.85	49.34	0.00	0.12	No prepay >5 years. Can't enforce prepay if payoff is due to natural disaster
Florida	0.05	0.00	0.00	0.04	0.00	0.00	0.00	5.44	0.01	0.00	No prepay on loans < or = $25,000 and APR > 18%
Texas	4.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Colorado	0.47	0.00	0.00	0.10	0.00	0.00	0.08	2.92	0.00	0.00	Unless APR < 12%
Oregon	0.01	0.00	0.00	0.03	0.00	0.00	0.08	3.25	0.01	0.00	Full Prepayment Penalty Allowed
Washington	2.99	0.00	0.00	0.00	0.00	0.00	0.01	0.22	0.00	0.00	No prepay if APR > 12%
Tennessee	2.61	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.01	Full Prepayment Penalty Allowed
Nevada	0.00	0.00	0.00	0.00	0.00	0.00	0.01	2.15	0.00	0.01	Full Prepayment Penalty Allowed
Georgia	2.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	No prepay on ANY LOAN effective 10/1/02
Arizona	0.02	0.00	0.00	0.02	0.00	0.00	0.04	1.76	0.00	0.03	Full Prepayment Penalty Allowed
Utah	1.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Maryland	1.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Minnesota	1.38	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	Prohibited
Ohio	0.00	0.00	0.00	0.00	0.00	0.00	0.04	1.22	0.00	0.01	No prepay > 5 years. No prepay if refi'd w/ the same lender. Prepay cannot exceed 1% of original principal balance.
Michigan	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.16	0.00	0.01	No prepay > 3 years. Prepay cannot exceed 1% of the amount prepaid.
Other	3.65	0.01	0.00	0.75	0.02	0.00	0.06	4.56	0.01	0.00	
Total:	**23.27**	**0.01**	**0.06**	**3.20**	**0.02**	**0.02**	**1.18**	**72.04**	**0.02**	**0.18**	

DERIVED INFORMATION [7/20/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

FFML04FFB

Remaining Prepay Penalty Period (Mo.)	Total Balance	% Remaining Prepay
0	97,742,038.21	23.27
[1-3]	21,438.47	0.01
[4-6]	242,969.96	0.06
[7-9]	13,454,931.27	3.20
[10-12]	98,460.12	0.02
[13-15]	65,377.59	0.02
[16-18]	4,949,198.38	1.18
[19-21]	302,615,190.52	72.04
[22-24]	100,336.42	0.02
[31-33]	774,621.48	0.18
Total:	**420,064,562.42**	**100.00**

DERIVED INFORMATION [7/20/2004]

[$423,915,536] (Approximate)

FIRST FRANKLIN MORTGAGE LOAN TRUST Series 2004-FFB

First Franklin Financial Corporation Originator

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the Certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable Certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive

[$423,915,536] (Approximate)

First Franklin Mortgage Loan Trust 2004-FFB
Home Equity Mortgage Pass-Through Certificates, Series 2004-FFB

Remaining Prepay Penalty Period	0	1-3	4-6	7-9	10-12	13-15	16-18	19-21	22-24	31-33	Restictions
California	1.77	0.00	0.05	2.26	0.00	0.02	0.85	49.34	0.00	0.12	No prepay >5 years. Can't enforce prepay i payoff is due to natural disaster
Florida	0.05	0.00	0.00	0.04	0.00	0.00	0.00	5.44	0.01	0.00	No prepay on loans < or = $25,000 and APR > 18%
Texas	4.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Colorado	0.47	0.00	0.00	0.10	0.00	0.00	0.08	2.92	0.00	0.00	Unless APR < 12%
Oregon	0.01	0.00	0.00	0.03	0.00	0.00	0.08	3.25	0.01	0.00	Full Prepayment Penalty Allowed
Washington	2.99	0.00	0.00	0.00	0.00	0.00	0.01	0.22	0.00	0.00	No prepay if APR > 12%
Tennessee	2.61	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.01	Full Prepayment Penalty Allowed
Nevada	0.00	0.00	0.00	0.00	0.00	0.00	0.01	2.15	0.00	0.01	Full Prepayment Penalty Allowed
Georgia	2.17	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	No prepay on ANY LOAN effective 10/1/02
Arizona	0.02	0.00	0.00	0.02	0.00	0.00	0.04	1.76	0.00	0.03	Full Prepayment Penalty Allowed
Utah	1.85	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Maryland	1.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	Prohibited
Minnesota	1.38	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	Prohibited
Ohio	0.00	0.00	0.00	0.00	0.00	0.00	0.04	1.22	0.00	0.01	No prepay > 5 years. No prepay if refi'd w/ the same lender. Prepay cannot exceed 1% o original principal balance.
Michigan	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.16	0.00	0.01	No prepay > 3 years. Prepay cannot exceed 1% of the amount prepaid.
Other	3.65	0.01	0.00	0.75	0.02	0.00	0.06	4.56	0.01	0.00	
Total:	**23.27**	**0.01**	**0.06**	**3.20**	**0.02**	**0.02**	**1.18**	**72.04**	**0.02**	**0.18**	